CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
Big 5 Sporting Goods Corporation:
We consent to the incorporation by reference in the registration statement (No. 333-104898) on Form S-8 of Big 5 Sporting Goods Corporation (the Company) of our reports dated September 6, 2005, with respect to the consolidated balance sheets of Big 5 Sporting Goods Corporation and subsidiaries as of December 28, 2003 and January 2, 2005, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the fiscal years ended December 29, 2002, December 28, 2003 and January 2, 2005, and the related financial statement schedule, management’s assessment of the effectiveness of internal control over financial reporting as of January 2, 2005 and the effectiveness of internal control over financial reporting as of January 2, 2005, which reports appear in the January 2, 2005 annual report on Form 10-K of Big 5 Sporting Goods Corporation.
Our report dated September 6, 2005, on the Company’s consolidated financial statements refers to a restatement of the consolidated financial statements as of December 28, 2003 and for the fiscal years ended December 29, 2002 and December 28, 2003. Our report dated September 6, 2005, on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of January 2, 2005, expresses our opinion that Big 5 Sporting Goods Corporation did not maintain effective internal control over financial reporting as of January 2, 2005 because of the effect of material weaknesses on the achievement of the objectives of the control criteria and contains explanatory paragraphs that state there were deficiencies in the Company’s internal control as follows:
1)	The Company lacked the necessary depth of personnel with sufficient technical accounting expertise to ensure the preparation of interim and annual financial statements in accordance with generally accepted accounting principles. This material weakness in internal control over financial reporting contributed to a pervasive breakdown in the Company’s interim and annual financial reporting processes. Specifically, account reconciliation and management review and approval controls did not operate effectively and, accordingly, generally accepted accounting principles were not properly applied, resulting in the following:
a)	The Company’s policies and procedures did not provide for reconciliation of certain accounts payable subaccounts correctly or on a sufficiently frequent basis, resulting in material misstatements to accounts payable and cost of goods sold;

b)	Operating expenses were misstated because the Company’s policies and procedures did not provide for the recognition of rent expense over the entire lease term of the Company’s store leases and did not provide for the recognition of landlord incentives as deferred rent, but instead reduced the value of the Company’s leasehold improvements;

c)	Inventory and cost of goods sold were misstated because the Company incorrectly capitalized certain buyer related costs to inventory, incorrectly determined the net realizable value of returned merchandise, and recorded sales of damaged or returned merchandise as an offset to inventory rather than as a sale;

d)	Inventory and accounts payable were materially misstated because the Company’s policies and procedures did not provide for the recognition of all inventory in-transit at period end;

e)	Revenue, cost of goods sold, inventory, and the allowance for sales returns were misstated because the Company did not provide an allowance for estimated sales returns; and

f)	Accrued liabilities were misstated because the Company’s policies and procedures did not provide for the reconciliation of certain subaccounts timely or provide for recognition of changes in estimates and certain transactions in the correct accounting period.
This material weakness resulted in the material misstatement of the Company’s annual financial statements as of December 28, 2003, and for the fiscal years ended December 29, 2002 and December 28, 2003, and for the interim financial information for each of the interim periods in the fiscal year ended December 28, 2003 and for the first three interim periods in the fiscal year ended January 2, 2005, or represented more than a remote likelihood that a material misstatement of the Company’s annual or interim financial statements would not have been prevented or detected. As a result, the Company restated its consolidated financial statements as of December 28, 2003 and for the fiscal years ended December 29, 2002 and December 28, 2003, and for each of the interim periods in the fiscal year ended December 28, 2003 and for the first three interim periods in the fiscal year ended January 2, 2005, to reflect the correction of these errors in accounting.
2)	The Company did not maintain effective controls over the documentation, review and approval of manual journal entries. Certain individuals could create, record and approve the same journal entry without regard to the dollar amount of the transaction and without any further review or approval. In certain instances, journal entries relating to different accounts were combined in a single compound journal entry. In other instances journal entries did not have sufficient supporting written explanation or sufficient supporting documentation and/or the supporting documentation had not been retained for a sufficient period of time. This material weakness resulted in material misstatements to amounts recorded for cost of goods sold and selling and administrative expense. These material misstatements were corrected by restating the Company’s consolidated financial statements as of December 28, 2003 and for the fiscal years ended December 29, 2002 and December 28, 2003, and for each of the interim periods in the fiscal year ended December 28, 2003 and for the first three interim periods in the fiscal year ended January 2, 2005.
/s/ KPMG LLP
Los Angeles, California
September 6, 2005